November 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

RE:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

     We are responding to your letter dated November 2, 2005 concerning the filings referred to above by Chandler (U.S.A.), Inc. We have numbered our responses to correspond with the numbers assigned to the comments contained in your letter. Page numbers refer to the redlined drafts of the filings.

DRAFT FORM 10-K/A AMENDMENT NO. 1 - DECEMBER 31, 2004
-----------------------------------------------------

Comment 1:  As you requested, the tables on pages 2 and 3 have been revised to include the reserve information on a gross basis.

Comment 2:  We have revised the disclosures on page 3 to emphasize that trends in claims frequency and severity and other factors that affect claim development patterns may result in changes to our estimate. Given the number of factors considered, it is not practical nor meaningful to isolate a particular assumption of the process and calculate the impact of changing that single item because the eventual deficiency or redundancy is affected by multiple factors,
            some of which affect other factors.   We believe that the revised
            disclosures adequately discuss these factors and we have also disclosed the effect on pre-tax income of a 1% change in the estimate of net reserves.

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                                                                       PAGE 2

Comment 3:  We have added a discussion of why the particular methodologies were chosen in the first paragraph below the table on page 3. The methodologies used depend on the confidence the actuaries have that the results will be credible.

Comment 4:  As you requested, the reserve information in the contractual obligations table on page 20 has been revised to include this information on a gross basis.

DRAFT FORM 10-Q/A AMENDMENT NO. 1 - MARCH 31 ,2005
--------------------------------------------------

Comment 5:  The first paragraph under "Liquidity and Capital Resources" on page 6 has been revised to address the items in your comment.

Comment 6:  As you requested, the Exhibit 31 Certifications have been revised in accordance with your comment.

     Drafts of our amended filings are being sent to your attention via e-mail. If you have any questions or require any additional information, please contact me at (405)258-4292.

Sincerely,



Mark C. Hart
Vice President and
Chief Financial Officer

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